Exhibit 99.2

Consent of Neoway Business Solutions

We hereby consent to (1) the use of and all references to the name of Neoway Business Solutions in the annual report on Form 20-F of StoneCo Ltd. (the “Company”) and any amendments thereto (the “Annual Report”) and any other filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or any correspondence with the SEC by the Company; including, but not limited to, the use of the information supplied by us and set forth under the section “Item 4.—Information on the Company—B. Business overview”; and (2) the filing of this consent as an exhibit to any such filings with the SEC by the Company.

Sincerely,

By:	/s/ Andrew Thomas Campbell
Name:	Andrew Thomas Campbell
Title:

April 26, 2019